

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

<u>Via E-mail</u>
Ms. Cindy Morrissey
Chief Executive Officer
Neutra Corp.
3572 Shady Brook Lane
Sarasota, FL 34243

Re: Neutra Corp.
Item 4.01 Form 8-K
Filed January 7, 2013
File No. 333-172417

Dear Ms. Morrissey:

        We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within five business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

        After reviewing the information you provide in response to the comment, we may have additional comments.

ITEM 4.01. Changes in Registrant's Certifying Accountant

(1) Previous Independent Auditors:

1. On December 27, 2012, you were informed that Peter Messineo, CPA declined to stand for re-appointment. On that same date, you engaged Drake, Klein, Messineo, CPAs as your new registered independent public accountant. It appears that an Item 4.01 8-K was not filed within four business days of these events. Please confirm to us your understanding that this delinquency has impacted your eligibility for filing on Form S-3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant at (202) 551-3658 if you have questions regarding the comments.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief